Exhibit 99.1

                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

                       RICHARD P. COLLIER TO JOIN ELAN AS
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL


Dublin, Ireland, November 3, 2004 - Elan Corporation, plc today announced that Richard C. Collier would be joining the company as executive vice president and general counsel at the end of the month. Mr. Collier will have overall responsibility for Elan's legal organisation and become an integral part of the company's leadership team.

Mr. Collier is currently senior counsel, Life Sciences Interdisciplinary Group, at Morgan, Lewis & Bockius LLP, where he focuses on legal issues regarding pharmaceutical discovery, development, manufacture, marketing and sales. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia Corporation, after serving in that same position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the U.S. Federal Trade Commission and U.S. Department of Justice.

Elan President and CEO Kelly Martin said, "This announcement exemplifies our commitment to adding significant talent and building a superior organisation. We look forward to Rick joining our team at this time, and we are confident that Elan will benefit from his experience and leadership."

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases,


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Richard P. Collier to Join Elan as Executive Vice President and General Counsel


autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.